FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2004

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1 - Holding(s) in Company dated 3 June 2004
Exhibit No. 2 - Notice of Trading Statement dated 14 June 2004
Exhibit No. 3 - Holding(s) in Company dated 28 June 2004
Exhibit No. 4 - Director Shareholding dated 29 June 2004

Exhibit No. 1

Hanson PLC

June 3, 2004

Holding in Company

Hanson PLC has received notification today that following sales of 593,444 shares between 13 January and June 1, 2004, Maple-Brown Abbott Limited, an Australian wholesale fund manager, no longer has a notifiable interest in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 2

June 14, 2004

Notice of Trading Statement

Hanson PLC, the international heavy building materials company, will issue a trading update in relation to the six months ending June 30, 2004 at 7.00 a.m. (BST) on June 24, 2004. Hanson will host a conference call at 8.00 a.m. (BST) on June 24, 2004 to discuss the update. The dial-in number is +44 (0)20 8515 2304.

A recording of this conference call will be available for 48 hours from 11.30 a.m. (BST) on June 24, 2004 by dialling +44 (0)20 8797 2499, PIN number 992581# or, for US investors, by dialling +1 303 590 3000, PIN number 581649#.

Hanson will announce its interim results for the six months ending June 30, 2004 on July 28, 2004.

Inquiries:
Justin Read
Hanson PLC
Tel: +44 (0)20 7245 1245

Exhibit No. 3

Hanson PLC

June 28, 2004

Holding in Company

Hanson PLC has received notification today that following sales totalling 3,668,055 ordinary shares on June 24, 2004 Morley Fund Management Limited (a subsidiary of Aviva PLC) and Aviva PLC were interested in 26,260,068 and 26,396,991 ordinary shares in Hanson PLC, respectively, giving the Aviva group a total percentage of 3.58% in, the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 4

June 29, 2004

Dear Sirs

Hanson PLC
DIRECTORS' SHARE INTERESTS - SECTION 329 COMPANIES ACT 1985

I have been notified by Mr J W Leng, a director of the Company, that on June 29, 2004 he bought 10,000 Hanson ordinary shares at a price of £3.825 per share.

Mr Leng now holds a beneficial interest in 10,000 Hanson ordinary shares.

Yours faithfully

Paul Tunnacliffe
Company Secretary
Hanson PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   July 1, 2004